N4 FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2015		
Cash flows from operating activities		
Net Income	$	(15,961)
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		656
Due to Affiliate		(263)
Other liabilities		278
Net cash provided (used) by operating activities		(15,290)
Net change in cash and cash equivalents		(15,290)
Cash and cash equivalents, beginning of year		279,390
Cash and cash equivalents, end of year	$	264,100

See accompanying notes to financial statements.